ca60255c8850_102224.txt

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No:  )

MIND MEDICINE (MINDMED) INC.
--------------------------------------------------------
(Name of Issuer)

 Common Stock
--------------------------------------------------------
(Title of Class of Securities)

BPQYY97
--------------------------------------------------------
(SEDOL Number)

September 30, 2024
--------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEDOL No.   BPQYY97

(1)Names of reporting persons. BlackRock, Inc.


(2) Check the appropriate box if a member of a group
(a) [  ]
(b) [X]


(3) SEC use only

(4) Citizenship or place of organization

Delaware

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

 0

(6) Shared voting power

 0

(7) Sole dispositive power

 5664033

(8) Shared dispositive power

 0

(9) Aggregate amount beneficially owned by each reporting person

 5664033

(10) Check if the aggregate amount in Row (9) excludes certain shares

(11) Percent of class represented by amount in Row 9

 7.0%

(12) Type of reporting person

HC





Item 1.

Item 1(a) Name of issuer:
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MIND MEDICINE (MINDMED) INC.

Item 1(b) Address of issuer's principal executive offices:
-----------------------------------------------------------------------

ONE WORLD TRADE CENTER, SUITE 8500
NEW YORK NY 10007


Item 2.


2(a) Name of person filing:
----------------------------------------------------------------------
BlackRock, Inc.


2(b) Address or principal business office or, if none, residence:
-----------------------------------------------------------------------
BlackRock, Inc.
50 Hudson Yards
New York, NY 10001


2(c) Citizenship:
--------------------------------------------------------------------
 See Item 4 of Cover Page


2(d) Title of class of securities:
-------------------------------------------------------------------

 Common Stock

2(e) SEDOL No.:
See Cover Page






Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
[ ] Broker or dealer registered under Section 15 of the Act;
[ ] Bank as defined in Section 3(a)(6) of the Act;
[ ] Insurance company as defined in Section 3(a)(19) of the Act;
[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
[ ] An employee benefit plan or endowment fund in accordance with
            Rule 13d-1(b)(1)(ii)(F);
[X] A parent holding company or control person in accordance with
            Rule 13d-1(b)(1)(ii)(G);
[ ] A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);
[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
[ ] A non-U.S. institution in accordance with
            Rule 240.13d-1(b)(1)(ii)(J);
[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:


Item 4. Ownership*

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


Amount beneficially owned:

  5664033

Percent of class

7.0%

Number of shares as to which such person has:

Sole power to vote or to direct the vote

  0

Shared power to vote or to direct the vote

  0

Sole power to dispose or to direct the disposition of

  5664033

Shared power to dispose or to direct the disposition of

  0









Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


Item 6. Ownership of More than 5 Percent on Behalf of Another Person

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

  Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of
   MIND MEDICINE (MINDMED) INC..
   No one person's interest in the common stock of MIND MEDICINE (MINDMED) INC.
   is more than five percent of the total outstanding common shares.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person.


See Exhibit A


Item 8. Identification and Classification of Members of the Group


If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.


Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

See Item 5.

Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* In accordance with SEC Release
 No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by BlackRock, Inc. It does not include securities, if any, beneficially owned by certain business units whose ownership of securities is disaggregated from that of BlackRock, Inc.
 in accordance with such release.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 22, 2024
BlackRock, Inc.

Signature:  Spencer Fleming



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Name/Title Attorney-In-Fact


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


Exhibit A



Subsidiary


 BlackRock Advisors, LLC
 Aperio Group, LLC
 BlackRock Asset Management Canada Limited
 BlackRock Fund Advisors
 BlackRock Asset Management Ireland Limited
 BlackRock Institutional Trust Company, National Association
 BlackRock Financial Management, Inc.
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.


Exhibit B


POWER OF ATTORNEY

The undersigned, BlackRock, Inc., a corporation duly organized under the laws of the State of Delaware, United States (the "Company"), does hereby make, constitute and appoint each of Eric Andruczyk, Richard Cundiff,
R. Andrew Dickson, III, Spencer Fleming, Daniel Goldmintz, Laura Hildner, Elizabeth Kogut, David Maryles, Christopher Meade, Una Neary, Charles Park, Daniel Riemer, David Rothenberg and Brenda Schulz, acting severally, as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing, in its name and on its behalf and on behalf of its direct and indirect subsidiaries, any and all documents, certificates, instruments, statements, filings, agreements and amendments (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including, without limitation, Schedules 13D and 13G and Forms 3, 4, 5, 13F and 13H and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority or other person, and giving and granting to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully and to all intents and purposes as the Company and/or its direct and indirect subsidiaries, as applicable, might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall expressly revoke the power of attorney dated 2nd day of January, 2019 in respect of the subject matter hereof, shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 30th day of April, 2023.

BlackRock, Inc.


By: /s/ R. Andrew Dickson, III
Name:  R. Andrew Dickson, III
Title: Corporate Secretary